UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under The Securities Exchange Act of 1934
                             (Amendment No. ___)*


                            SHILOH INDUSTRIES, INC.
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  824543 10 2
                                (CUSIP Number)


                                 July 23, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /  / Rule 13d-1(b)
      --
     / x/ Rule 13d-1(c)
      --
     /  / Rule 13d-1(a)
      --

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                            Page 1 of 8 pages

                                 SCHEDULE 13G


CUSIP No.      824543 10 2                  Page     2       of    8    Pages


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MTD Products Inc. Master Employee Benefit Trust
     34-0658691

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /__/

                                                                    (b) /__/
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio

               5   SOLE VOTING POWER
  NUMBER OF                                1,104,400
   SHARES
BENEFICIALLY
  OWNED BY     6   SHARED VOTING POWER         0
    EACH
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON                                      0
    WITH
               8   SHARED DISPOSITIVE POWER
                                           1,104,400

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,104,400

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        /__/

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                        8.4
 12   TYPE OF REPORTING PERSON*

                                        EP


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G


CUSIP No.      824543 10 2                  Page     3       of    8    Pages


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Huntington National Bank N.A., as Trustee
     31-1232181

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /__/

                                                                    (b) /__/
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio

               5   SOLE VOTING POWER
  NUMBER OF                                1,104,400
   SHARES
BENEFICIALLY
  OWNED BY     6   SHARED VOTING POWER
    EACH                                       0
  REPORTING
   PERSON      7   SOLE DISPOSITIVE POWER
    WITH                                       0

               8   SHARED DISPOSITIVE POWER
                                           1,104,400

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,104,400

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        /__/

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                        8.4

 12   TYPE OF REPORTING PERSON*
                                        BK


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a)  Name of Issuer

     Shiloh Industries, Inc.

(b)  Address of Issuer's Principal Executive Offices

     Suite 350, 1013 Centre Road, Wilmington, Delaware 19805

Item 2.

(a)  Name of Person Filing

     This statement on Schedule 13G (this "Schedule 13G") is being filed jointly by the following persons: (i) the MTD Products Inc. Master Employee Benefit Trust (the "Trust") and Huntington National Bank N.A., as Trustee (the "Trustee"). The foregoing persons are referred to herein as the "Reporting Persons."

(b)  Address or Principal Business Office or, if none, Residence

     The address of the principal business office of each of the Reporting Persons is as follows:

     (i)  MTD Products Inc. Master Employee Benefit Trust
          5965 Grafton Road
          Valley City, Ohio 44280, and

     (ii) Huntington National Bank N.A., as Trustee
          917 Euclid Avenue
          Cleveland, Ohio 44115

(c)  Citizenship

     The corporate citizenship of each of the Reporting Persons is as follows:

     (i)  the Trust (Ohio) and

     (ii) the Trustee (Ohio).

(d)  Title of Class of Securities

     Common Stock, par value $.01 per share (the "Common Stock").

(e)  CUSIP No.

     824543 10 2





                            Page 4 of 8 Pages

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) /__/ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)

     (b)  /__/ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) /__/ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d)  /__/   Investment  company  registered   under  section   8  of  the
          Investment Company Act (15 U.S.C. 80a-8)

     (e)  /__/ An investment adviser in  accordance with Section 1240.13d-1(b)
          (1)(ii)(E)

     (f)  /__/ An employee benefit plan  or endowment fund in  accordance with
          Section 240.13d-1(b)(1)(ii)(F)

     (g)  /__/ A parent holding company  or control person in  accordance with
          Section 240.13d-1(b)(ii)(G)

     (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) /__/ A church plan that is excluded from the definition of an investment company under Section 3(a)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  /__/ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

     If this Statement is filed pursuant to Rule 13d-1(c); check this box.
                                                                          /x/

Item 4.   Ownership

     As of the close of business on July 23, 1998, the Reporting Persons may be deemed to beneficially own in the aggregate 1,104,400 shares of Common Stock. Huntington National Bank N.A., as trustee for the Trust, has sole voting power and shared dispositive power over the 1,104,400 shares of Common Stock held by the Trust.

(a)  Amount Beneficially Owned

     See line item (9) of each Reporting Person's cover page  to this Schedule
     13G.

(b)  Percent of Class

     See  line  item  (11)  of each  Reporting  Person's  cover  page to  this
     Schedule 13G.

(c)  Number of shares as to which such person has:





                            Page 5 of 8 Pages

         (i) Sole power to vote or to direct the vote
             See line item (5) of each Reporting Person's cover page  to this
             Schedule 13G.

        (ii) Shared power to vote or to direct the vote
             See line item (6) of each Reporting Person's cover page  to this
             Schedule 13G.

       (iii) Sole power to dispose or to direct the disposition of
             See line item (7) of each Reporting Person's cover page   to this
             Schedule 13G.

        (iv) Shared power to dispose or to direct the disposition of
             See line item (8) of each Reporting Person's cover page   to this
             Schedule 13G.

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.

     Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Shiloh Industries, Inc. which are the subject of this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     (a)  Not Applicable

     (b) By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            Page 6 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            MTD PRODUCTS INC. MASTER EMPLOYEE
                                            BENEFIT TRUST


                                            By:  /s/ James M. Milinski
                                                 Name:   James M. Milinski
                                                 Title:  Member of the
                                                         Investment Committee


                                            HUNTINGTON NATIONAL BANK N.A.


                                            By:  /s/ F.G. Lamb
                                                 Name:   F.G. Lamb
                                                 Title:  Assistant Vice
                                                         President

Dated: August 3, 1998


































                            Page 7 of 8 Pages

                            JOINT FILING AGREEMENT

     Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on its behalf, pursuant to Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other person making this filing unless such person knows or has reason to believe that such information is inaccurate.


Dated:  August 3, 1998
                                            MTD PRODUCTS INC. MASTER EMPLOYEE
                                            BENEFIT TRUST


                                            By:  /s/ James M. Milinski
                                                 Name:   James M. Milinski
                                                 Title:  Member of the
                                                         Investment Committee

                                            HUNTINGTON NATIONAL BANK N.A.


                                            By:  /s/ F.G. Lamb
                                                 Name:   F.G. Lamb
                                                 Title:  Assistant Vice
                                                         President































                            Page 8 of 8 Pages